Mail Stop 6010

August 20, 2007

<u>Via Facsimile and U.S. Mail</u>

Morning Wu
Acting Chief Financial Officer
Semiconductor Manufacturing International Corp.
18 Zhangjiang Road
Pudong New Area
Shanghai, China 201203

> **Re: Semiconductor Manufacturing International Corporation**
> **Form 20-F for the year ended December 31, 2006**
> **Form 20-F for the year ended December 31, 2005**
> **File No. 1-31994**

Dear Ms. Wu:

        We have completed our review of your Forms 20-F and related filings and have no further comments at this time.

                                Sincerely,

                                Martin F. James
                                Senior Assistant Chief Accountant